BLACKROCK FUNDSSM

BlackRock Funds

100 Bellevue Parkway

Wilmington, DE 19809

November 8, 2004

VIA ELECTRONIC and HAND DELIVERY

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 05-05

Washington, DC 20549-0505

Attention: Laura Hatch

RE:	BlackRock FundsSM (“BlackRock”)

Forms N-14 filed October 1, 2004

SEC File Nos. 333-119445 (BlackRock Mid-Cap Value Equity Portfolio), 333-119446 (BlackRock Large-Cap Value Equity Portfolio), 333-119447 (BlackRock Select Equity Portfolio [Inv. Trust]), 333-119457 (BlackRock Select Equity Portfolio [Large-Cap Analyst]), 333-119448 (BlackRock Mid-Cap Growth Equity Portfolio), 333-119449 (BlackRock Small/Mid-Cap Growth Portfolio), 333-119450 (BlackRock Money Market Portfolio), 333-119451 (BlackRock Balanced Portfolio), 333-119452 (BlackRock Intermediate Government Bond Portfolio), 333-119453 (BlackRock Aurora Portfolio), 333-119454 (BlackRock High Yield Bond Portfolio), 333-119456 (BlackRock Health Sciences Portfolio), 333-119458 (BlackRock Legacy Portfolio), 333-119459 (BlackRock Global Resources Portfolio) and 333-119461 (BlackRock Exchange Portfolio)

Dear Ms. Hatch:

I am writing in response the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as expressed to us in telephone conversations with you on October 25, 27, 29 and November 1, 2004 relating to the registration statements listed above on Form N-14 (collectively, the “Filings”) with respect to the proposed reorganizations (collectively, the “Reorganization”). Per your request in our telephone conversation of November 1, 2004, BlackRock is hereby providing a statement acknowledging that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Filings effective, it does not foreclose the Commission from taking any action with respect to the Filings;

Ms. Laura Hatch

November 8, 2004

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve BlackRock from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

•	BlackRock may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Should the staff have any question regarding the foregoing, please do not hesitate to call the undersigned at (302) 797-2460.

Sincerely,

/s/ Brian Kindelan
Brian Kindelan
Secretary
cc:	Thomas A. Decapo, Esq.

Guy Chayoun, Esq.